

Mail Stop 3628

April 21, 2008

<u>Via Facsimile (212-450-3529) and U.S. Mail</u>
Diane Kerr, Esq.
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

> **Re: Telemig Celular Participacoes S.A.**
> **Schedule TO-T filed April 8, 2008 by TCI IP S.A. and Vivo**
> **Participacoes S.A.**
> **Schedule TO-T/A filed April 10, 2008**
> **File No. 005-77947**

Dear Ms. Kerr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

1. It appears that the bidders should have promptly filed a Schedule 13D when they acquired more than five percent of the target's equity securities and should have amended that Schedule, as required under our rules. Refer to Rules 13d-1(a) and 13d-2(a). Please ensure that the bidders file on Schedule 13D immediately. Note that Schedule TO may be used to amend a previously-filed Schedule 13D only.

2. Please tell us what consideration was given to including Brasilcel N.V., Portugal Telecom, SGPS, S.A. and Telefonica S.A. as bidders in this tender offer. We note that these entities are identified as controlling shareholders of named bidder Vivo

Participacoes, which is described on page 35 of the offer to purchase as a "holding company." In addition to these entities, other persons or entities who control them may also need to be included as bidders in the tender offer. Refer to the factors discussed in section II.D.2. of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included here. To the extent you determine not to add additional bidders based on the factors presented there, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the tender offer, depending in the materiality of any new information provided.

3. We believe that the financial statements for the bidder TCO IP may be required pursuant to Item 10 of Schedule TO. Instruction 3 to that item states that financial statements are not considered material when (a) the offer consideration consists solely of cash; (b) the offer is not subject to a financing condition; and either (c) the offeror is a public reporting company that files periodic reports via EDGAR or (d) the offer is for all outstanding securities of the subject class. Here, although Vivo Participacoes is a public company, TCO is not a public company nor is the offer for all of the outstanding shares. TCO IP is included as a bidder on the Schedule TO. Further, TCO IP is not a recently-formed entity incorporated solely to effectuate the tender offer; your offer materials indicate that TCO IP has been in existence since November 21, 2000. Therefore, please revise to include the financial statements for TCO IP or advise why those financial statements are not required pursuant to Item 10 of Schedule TO.

Offer to Purchase

4. We note your disclosure relating to your belief that the offers will not cause the remaining ADS to no longer be traded on the NYSE or to result in the termination of the registration of the ADS However, Rule 13e-3 applies at the first step in a series of transactions intended to cause or reasonably likely to cause one of the effects listed in Rule 13e-3(a)(3)(ii). Please confirm in your response letter that this offer is not the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Summary Term Sheet, page 2

How much are you offering to pay and what is the form of payment?, page 4

5. Indicate the form of payment (U.S. dollars or Brazilian Reais) to be received by U.S. persons who tender preferred shares not held in ADR form.

The Offer, page 14

6. Refer to the disclosure in the first full paragraph on page 15. You state there that you will extend and allow the offer to expire within ten business days of an increase in the number of preferred shares you are offering to purchase of "more than 2%." Please explain this limitation, given the requirements of Rule 14e-1(b) applicable to third-party offers.

7. In the same paragraph, you state that you will extend the offer after certain material changes in its terms, including changes in the offer price, "to the extent permitted under applicable Brazilian laws and regulations." We direct your attention to Rule 14e-1(b), referenced in the preceding paragraph, and Rule 14d-4(d), both of which rules set forth certain minimum time periods during which an offer must remain open after material changes in its terms. Will Brazilian laws conflict with these requirements? If so, how will you handle this conflict? Please revise or advise.

8. Tell us in your response letter, with a view to further disclosure if necessary, whether preferred shareholders who do not tender into the offer, or those whose shares are not purchased because of pro ration, will have the right to "put" their shares to the bidder if the offer is successfully consummated. We may have additional comments.

Acceptance for Payment and Payment, page 16

9. In the second-to-last paragraph, we note that you reserve the right to transfer or assign the right to purchase preferred shares in this offer. Please confirm your understanding that any entity to whom you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer. See comment 2 above.

Certain Tax Considerations, page 23

10. Refer to page 25 of the offer materials. There, you note that the tax consequences for tendering preferred shareholders will vary, depending on whether Telemig Holdings is or was a passive foreign investment company during the tax year in which the tendered shares were held. How can tendering holders and their representatives make this determination, since it is determined by the nature and sources of the income of Telemig Holdings for the applicable period? Please revise to provide more information that may assist tendering holders in making this determination, or advise.

Valuation Report, page 31

11. We note that you have chosen to include some information about the valuation
report prepared by BES; please revise to include all of the disclosure necessary
for a security holder to properly evaluate the report. We note that the description
of the analyses prepared by BES includes information about certain values used
by BES. Please revise the disclosure in your filing to provide additional
disclosure about each method of analysis and the underlying data used to calculate
these values. For example, it may be helpful for security holders to understand
whether there were high, low, average or median values calculated. It also may
be useful for security holders if this additional information is disclosed in tabular
format.

12. Please describe the companies and transactions that met the selection criteria
established by BES in conducting the market multiple and premium analyses.
Please revise the disclosure in your filing to disclose the companies and
transactions excluded and to provide the reasons why those companies or
transactions were excluded.

Source and Amount of Funds, page 36

13. We note that some of the funds used to purchase tendered shares and ADS are
from existing credit facilities. Please revise to include the information required
by Item 1007(d) or Regulation M-A about these credit facilities. Refer to Item 7
of Schedule TO. In addition, please file these credit facility agreements. Refer to
Item 1016(b) of Regulation M-A.

Conditions of the Offer, page 39

14. Please note that a tender offer may be subject only to conditions that are not
within the direct or indirect control of the bidder and that are drafted with
sufficient specificity to permit objective verification that the conditions have been
satisfied. Many of your offer conditions are so broadly drafted as to make their
scope difficult to determine; it is not apparent that shareholders of Telemig can
understand what events or non-events would "trigger" the listed offer conditions,
allowing you to abandon the offer. Please revise generally, providing examples or
making other modifications to this section.

15. See our last comment above. In particular, please revise the condition regarding
any act by any governmental authority that "questions" your ability to carry out
the tender offer since it is unclear how these actions could be objectively
determined.

16. All offer conditions, except regulatory conditions necessary to the consummation of the offer, must be satisfied or waived as of the expiration of the offer. It does not appear that this is the case in your offer. The listed offer expiration date is May 9th and the auction is scheduled for May 12th; however, the last sentence in this section appears to indicate that the offer conditions must be satisfied as of the May 10th. Please revise or advise.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions